EXHIBIT 99.1
                                                                    ------------



NEWS RELEASE

NOVEMBER 17, 2003

ARC ENERGY TRUST ANNOUNCES CLOSING OF "BOUGHT DEAL" TRUST UNIT OFFERING AND EXERCISE OF UNDERWRITERS' OPTION

CALGARY, November 17, 2003 (AET.UN and ARX - TSX) ARC Energy Trust (the "Trust") announced today the closing of the previously announced offering of 11,000,000 trust units at a price of $13.40 per trust unit and the exercise of an option granted to the underwriters to purchase up to an additional 3,500,000 trust units at $13.40 per trust unit, for total gross proceeds of $194.3 million. The syndicate of underwriters was led by RBC Capital Markets and includes BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Desjardins Securities Inc., Dundee Securities Corporation and Raymond James Ltd.

The net proceeds will initially be used to repay outstanding bank indebtedness and to subsequently fund a portion of ongoing capital expenditures of approximately $50 million for the balance of 2003 and a portion of ARC's 2004 capital program.

The securities being offered by the Trust have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of trust units in the U.S. and any public offering of trust units in the U.S. will be made by means of a prospectus.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.


    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9